Exhibit 4.7

Crystal River Capital, Inc.

2005 Long-Term Incentive Plan

DIRECTOR RETAINER

Election for Shares or Deferred Share Units

This election ("Election") is made this ___ day of ________, 20___, by and between Crystal River Capital, Inc., a Maryland corporation, and ______________ ("I", "me" or "Director"). Any term herein which begins in initial capital letters shall (unless defined herein) have the meaning defined in the Crystal River Capital, Inc. 2005 Long-Term Incentive Plan ("Plan").

WHEREAS, in recognition of my service as a Director, I am entitled to receive an annual retainer in cash or at my election in Shares or Deferred Share Units granted pursuant to the Plan; and

NOW THEREFORE, it is mutually agreed as follows:

I understand and agree that this Election shall (i) take effect on the first day of the calendar year after this election is made, (ii) involve the payment to me of Shares, rather than cash, for ___% of any retainer payable to me solely for services performed after the date of this election and involve the payment to me of Deferred Share Units, rather than cash, for ___% of any retainer payable to me solely for services performed after the date of this election, (iii) involve the payment to me of Restricted Share Units, rather than shares of restricted stock, for ___% of any retainer payable to me solely for services performed after the date of this election, which such Restricted Share Units having the same vesting schedule and terms as such shares of restricted stock, (iv) involve the payment to me of Shares, rather than cash, for ___% of any committee chairman’s or lead independent director’s fees payable to me solely for services performed after the date of this election and involve the payment to me of Deferred Share Units, rather than cash, for ___% of any committee chairman’s or lead independent director’s fees payable to me solely for services performed after the date of this election, and (v) remain in effect for future years, until revoked or superseded in writing before a new calendar year begins. Nevertheless, if this Election is made within 30 days of my initial appointment as a Director and I check this space ___, my Election shall be effective with respect to any retainer earned solely for services performed after the date of this Election.

            Upon the occurrence of the following (please check one option), I hereby elect to receive a lump sum distribution of any and all Shares, and any earnings thereon, that are payable to me pursuant to this Election:

☐	At the earlier of my attaining age ____ or when no longer a Director of the Company.

☐	When no longer a Director of the Company.

☐	On the date of grant.

CRYSTAL RIVER CAPITAL, INC.	DIRECTOR

LTIP COMMITTEE

By:__________________________
A duly authorized Member	Name:____________________
Date:	:___________ ____, ____	Date:___________ ____, ____